12027248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 09 2012
Washington, DC 20549

No Act
PE 1/18/12

March 9, 2012

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-12

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated January 18, 2012

Dear Mr. Mueller:

This is in response to your letter dated January 18, 2012 concerning the shareholder proposal submitted to McGraw-Hill by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 24, 2012, February 9, 2012, February 12, 2012 and February 21, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 9, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated January 18, 2012

The proposal requests that the board "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

We are unable to concur in your view that McGraw-Hill may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that McGraw-Hill may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that McGraw-Hill may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that McGraw-Hill may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 21, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
The McGraw-Hill Companies, Inc. (MHP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the outsourced January 18, 2012 company request to avoid this established rule 14a-8 proposal.

The company argument seems to be deceptively addressed to a hypothetical written consent proposal that would insist that it applied to all issues that the board is not in favor of. The plain language of the proposal calls for written consent "to the fullest extent permitted by law."

Ironically the Company seems to address a hypothetical proposal drafted by the company masquerading as a shareholder submitting a rule 14a-8 proposal.

The company argument also seems to be wrongly addressed to a hypothetical written consent proposal in which the first two words would be removed from second sentence. Then a verb would need to be added at the end of the second sentence.

It would be necessary for the company to obtain the permission of the proponent in order for the company's hypothetical proposal to replace the submitted proposal.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Scott Bennett <scott_bennett@mcgraw-hill.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The McGraw-Hill Companies, Inc. (MHP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the outsourced January 18, 2012 company request to avoid this established rule 14a-8 proposal.

The International Paper Company 2011 annual meeting proxy said that adopting written consent "would allow a group of shareowners" to "take significant action, such as electing new directors or amending the Company's By-laws." These are example of "issues that our board is not in favor of" that is addressed in the 2012 rule 14a-8 proposals submitted to International Paper and McGraw-Hill, both incorporated in New York.

Thus the 2011 International Paper annual meeting proxy rebuts the 2012 McGraw-Hill claim based on the NYBCL.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Scott Bennett <scott_bennett@mcgraw-hill.com>

Table of Contents

amending the Company's By-laws. These actions could become effective without your knowledge or consent. The Board believes this is contrary to sound corporate governance principles that the Company has adopted to protect shareowner rights and to ensure your voice is heard.

New York law currently permits shareowners to act by unanimous written consent; that is, all shareowners may act by executing a written consent. The requirement of unanimity safeguards the right of all shareowners to be informed and have an opportunity to be heard on a proposed action.

The Board believes that NY law which allows shareowners to act at an annual or special meeting and permits shareowners to act by unanimous written consent is fair to all shareowners and ensures the proper functioning of the Company's business and affairs.

- ***The Board believes this proposal, if implemented, would create confusion and disruption.***

Permitting a majority of shareowners to act by written consent could also create substantial confusion and disruption in a publicly held company with approximately 437 million shares outstanding. Multiple groups of shareowners could solicit written consents at any time and on any range of issues, some of which may be in part duplicative or potentially conflicting. This could lead to chaotic rather than an orderly conduct of corporate affairs and may frustrate shareowners leading to lesser overall participation in important Company matters.

- ***The Company has adopted sound corporate governance policies which ensure that the Board of Directors remains fully transparent and accountable as well as provide shareowners with access to the Board of Directors and ample opportunity to submit items for approval at annual meetings.***

Over the last several years, the Company has enhanced its corporate governance policies in order to achieve greater transparency and accountability by:

- eliminating the classified structure of the Board of Directors to allow for annual election of all directors;
- adopting a majority-voting standard in uncontested director elections and a resignation requirement for directors who fail to receive the required majority vote. The Board is prohibited from changing back to a plurality-voting standard without the approval of the shareowners; and
- amending the Company's Certificate of Incorporation and By-Laws to eliminate all supermajority voting requirements.

In addition, the Company's shareowners currently have the right to:

- communicate directly with any member of the Board of Directors or a committee member;
- propose director nominees to the Governance Committee;
- submit proposals for presentation at an annual meeting of shareowners and inclusion in the Company's proxy statement, subject to certain rules of the Securities and Exchange Commission; and
- submit proposals, including nominations of director candidates, directly at an annual meeting, subject to certain conditions in our By-Laws.

The Board believes that the Company's existing corporate governance policies provide the appropriate balance between ensuring transparency and accountability, as well as meaningful access to the Board, and ample opportunities to raise matters before the shareowners on an annual basis.

Our Board of Directors unanimously recommends that you vote AGAINST this proposal.

IT 2011 ANNUAL MTG PROXY

Table of Contents

Proposal Submitted by our Shareowners

Item 5 — Shareowner Proposal Concerning Shareowner Action by Written Consent

We expect the following shareowner proposal to be presented at the annual meeting. Upon request, we will promptly provide any shareowner with the name, address and number of shares held by the shareowner making this proposal. The Company is not responsible for the contents of this shareowner proposal or any supporting statement.

The shareowner proposal will be approved if a ***majority of a quorum at the annual meeting*** is voted *"for"* the proposal. You may vote *"for"* or *"against"* the shareowner proposal, or you may *"abstain"* from voting. *"Abstentions"* will have the same effect as a vote against this shareowner proposal, because they are considered votes present for purposes of a quorum. If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes not entitled to vote with respect to Item 5. Broker non-votes will have the same effect as a vote against this proposal.

> "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).
>
> Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.
>
> The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.
>
> Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 5."

[End of Shareowner Proposal]

Position of Your Company's Board of Directors

The Board of Directors and its Governance Committee have considered this proposal and concluded that it is not in the best interest of our shareowners for the following reasons.

- ***Matters that are sufficiently important and subject to a shareowner vote should be communicated to all shareowners and all shareowners should have the opportunity to vote on such action.***

The Company's By-Laws provide that shareowner action must be effected at a duly called annual or special meeting. This meeting requirement protects all shareowners by ensuring the following benefits:

- notice of a request for a special meeting and the proposals to be considered;
- at the meeting, an opportunity to discuss and raise questions with our Board of Directors and senior management (who attend our meetings), as well as with other shareowners; and
- most importantly, the right to vote on any proposals.

We urge you to vote against this proposal because it would allow a group of shareowners, who, for as little as a single day, hold a majority of the Company's outstanding shares, to impose their will on the minority without a meeting of the Company's shareowners. They could take significant action, such as electing new directors or

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The McGraw-Hill Companies, Inc. (MHP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the outsourcing of corporate governance January 18, 2012 company request to avoid this established rule 14a-8 proposal. The company fails to correctly identify the proponent and does not even have the courtesy to use first and last names.

The company is vague in its purported description of board approval according to NYBCL. The company does not clarify whether board approval under NYBCL is a procedural approval or merely that the board declare the positive or negative advisability of a precatory proposal as in Delaware law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Scott Bennett <scott_bennett@mcgraw-hill.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The McGraw-Hill Companies, Inc. (MHP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 18, 2012 company request to avoid this established rule 14a-8 proposal. The company fails to correctly identify the proponent and does not even have the courtesy to use first and last names.

The rule 14a-8 proposal would need to be reworded to fit the company argument.

The second sentence would need to have the first two words omitted. Then a verb would need to be added after the period of the second sentence (to fit the company argument).

In other words, "This includes" would need to be removed from the second sentence. Then "written consent" would be altered to be the first words of the second sentence. Plus a verb would need to be added after "of."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Scott Bennett <scott_bennett@mcgraw-hill.com>

[MHP: Rule 14a-8 Proposal, November 18, 2011]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 59029-00083

January 18, 2012

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The McGraw-Hill Companies, Inc.*
Shareholder Proposal of John Chevedden (Steiner)
Exchange Act of 1934--Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The McGraw-Hill Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") received from John Chevedden on behalf of Kenneth Steiner (the "Proponent"). Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were

> present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate state law; and
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff consistently has concurred that a shareholder proposal is sufficiently vague so as to justify exclusion if it is subject to multiple interpretations. For example, the proposal in *General Electric Co.* (avail. Jan. 26, 2009) requested an amendment to the company's governing documents that would give ten percent shareholders the power to call special shareholder meetings. It further stated that the amendment to the governing documents "will not have any exception or exclusion conditions . . . applying to shareowners only and meanwhile not apply to management and/or the board." The company argued that the proposal could be interpreted as saying either that the *amendment* would not apply to management and/or the board or that any *exception or exclusion conditions* applying to shareholders would also apply to management and/or the board. The first interpretation was the more correct interpretation from a grammatical standpoint, but the second interpretation was also a reasonable one. The Staff concurred that the proposal could be excluded. *See also Bank Mutual Corp.* (avail. Jan. 11, 2005) (concurring in the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the age would be determined when a director attains the age of 72 years).

Similar to the *General Electric* and *Bank Mutual* proposals, the Proposal is subject to multiple interpretations. The Proposal's second sentence, "This includes written consent regarding issues that our board is not in favor of," can be interpreted in at least two different ways:

Interpretation 1: The second sentence refers to the types of corporate actions that are to be subject to shareholders' right to act by written consent.

Under this interpretation, the Proposal calls for an absolute right to act by written consent. Specifically, it asks the Company to implement a shareholder right to act by written consent even for matters where a statutory prerequisite of prior board authorization applies[1] but has not occurred. This interpretation is based on a literal reading of the second sentence, which does not import the first sentence's "to the fullest extent permitted by law" parenthetical into the second sentence, since the parenthetical is not a part of the second sentence.

The Proponent's arguments in another matter, *Citigroup Inc.* (avail. Jan. 27, 2011), support this interpretation. The *Citigroup* proposal was almost identical to the Proposal, except that it did not include the second sentence. The company argued that it had substantially

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[1] As further discussed in the Rule 14a-8(i)(2) section, below, New York law requires board approval prior to certain corporate actions, such as an amendment to a company's certificate of incorporation, being submitted for shareholder approval.

implemented the proposal, and it stated as an example that shareholders had recently acted by written consent to amend the company's certificate of incorporation. Aware that (as required by state law) these certificate amendments had first been approved by the company's board, the Proponent responded by observing that the company had not "giv[en] any example of where its stockholders 'took action by written consent' on an issue not approved by the board." The Staff in *Citigroup* concurred that the company's existing provisions substantially implemented the proposal before it.

Based on the Proponent's arguments in *Citigroup*, it appears that the Proponent may have inserted the second sentence into this year's version of the Proposal to avoid the outcome in *Citigroup* and clarify that he wants shareholders to have the right to act by written consent to approve matters such as certificate amendments even when the board has not approved them.

A further factor supporting this interpretation is that the second sentence is not necessary to understand the first sentence. The first sentence, including the parenthetical, can stand alone and have an understandable meaning. (In fact, the first sentence has been submitted as a standalone proposal in the past. *See, e.g., Citigroup.*) The "to the fullest extent permitted by law" parenthetical is logically interpreted to refer to the voting standard that is to be implemented under the requested written consent mechanism, since Section 615 of the New York Business Corporation Law (the "NYBCL"), the statute that governs written consent, allows a written consent voting threshold to be set at a level above, but not less than, the minimum number of votes that would be necessary to authorize or take an action at a meeting at which all shares entitled to vote thereon were present and voted. *See AT&T Inc.* (avail. Feb. 12, 2010) (proposal seeking ability to act by written consent of a majority of outstanding shares, but not containing a "to the fullest extent permitted by law" qualifier, excludable under Rule 14a-8(i)(2) because under state law certain actions require approval by greater than a majority of outstanding shares). Because the first sentence makes sense when read in conjunction with New York's statute governing written consent, readers are not left wondering about the parenthetical's meaning such that they would feel a need to look to the second sentence. Thus, readers would not assume that the parenthetical statement in the first sentence would also apply to the second sentence.

Interpretation 2: The second sentence refers to an additional condition requested by the Proposal, that the Company not condition shareholders' right to act by written consent.

The second sentence may be read to modify the manner in which the first sentence is implemented, to mean that the ability to act by written consent should not be limited to situations where the board has first approved the shareholders' use of a written consent process. This interpretation is supported by the Proponent's interactions with the company in

Boeing Co. (avail. Feb. 4, 2011). Boeing's certificate of incorporation prohibited action by written consent on any matter absent "the affirmative vote of a majority of the Continuing Directors." Mr. Chevedden, who had submitted a written consent proposal to Boeing that was almost identical to the first sentence of the Proposal, asserted that his "proposal does not ask for limited written consent by shareholders as limited by the current provisions in the certificate of incorporation." In view of this objection to the provision of Boeing's certificate, it is possible that Mr. Chevedden added the second sentence to this year's version of the Proposal to clarify that the Proposal should be implemented in a manner that does not include this particular type of procedural hurdle to acting by written consent.[2]

Because the Proposal is subject to multiple interpretations, the Proposal may be excluded from the Company's 2012 Proxy Materials under Rule 14a-8(i)(3) because it is so vague and indefinite as to be misleading.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under New York law. As discussed below, we believe that under a reasonable interpretation of the Proposal (the first interpretation discussed in part I of this letter, above) implementation of the Proposal would cause the Company to violate New York law. We therefore believe the Proposal may be excluded pursuant to Rule 14a-8(i)(2).

A. A Proposal May Be Excluded If Implementation Of A Reasonable Interpretation Would Cause The Company To Violate State Law, Even If The Proposal Has Other Interpretations.

Exclusion under Rule 14a-8(i)(2) is not reserved exclusively for proposals that have just one possible interpretation. For example, the proposal in *Vail Resorts, Inc.* (avail. Sept. 16, 2011) sought a bylaw amendment that would "make distributions to shareholders a higher priority than debt repayment or asset acquisition." That proposal could have been interpreted

---

2 This interpretation is also supported by Mr. Chevedden's special meeting proposals in which he has sought to avoid various types of limitations or conditions from being imposed on the ability to call special meetings. *See General Electric Co.* (avail. Jan. 26, 2009) (proposal requesting an amendment to the company's governing documents should "not have any exception or exclusion conditions . . . applying to shareowners only and meanwhile not apply to management and/or the board").

as asking (1) that when the company's excess funds are sufficient that it can either pay dividends or repay debt, it should pay dividends; or (2) that the company make its debts subordinate to dividend payments. Although the first interpretation would not have been contrary to state law, the Staff permitted exclusion under Rule 14a-8(i)(2), presumably because the second interpretation was violative of state laws governing creditors' rights and the payment of dividends.

We are aware of the Staff's statement in SLB 14B that in analyzing an opinion of counsel supporting an argument based on state law, the Staff "consider[s] the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal." However, as the above precedent illustrates, an assumption that a proposal will operate consistently with one of its reasonable interpretations is not an "assumption[] about the operation of the proposal that [is] not called for by the language of the proposal." A legal opinion demonstrating that implementation of a reasonable interpretation of a proposal would cause a company to violate state law can be a valid opinion even if other interpretations exist. For example, in *Marathon Oil Corp.* (avail. Feb. 6, 2009) (*Rossi – incoming letter dated December 12, 2008*), the legal opinion addressed a proposal that sought an amendment to the company's governing documents that would give ten percent shareholders the power to call special shareholder meetings. The Proposal further asked that the amendment "will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The legal opinion explained how two possible interpretations of the Proposal were contrary to state law, one of which was that the proposal's ten percent ownership requirement would apply to the board. In addressing this interpretation, the opinion acknowledged an assumption it was making, which assumption, if it went the other way, could have been the basis for a third interpretation of the proposal, that the proposal's ten percent ownership requirement would not apply to the board.[3] The opinion did not state that this third interpretation would violate state law, yet the Staff

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[3] The opinion stated (with emphasis added):

> *Insofar* as the Proposal would require that "any exception or exclusion condition" applied to stockholders also be applied to the Board, *such that the 10% stock ownership condition mandated by the first sentence of the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock*, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.

granted no-action relief under Rule 14a-8(i)(2). That Staff was aware of this third interpretation and viewed it as a reasonable one is evidenced by the fact that the interpretation's existence was one of two interpretations that served as the basis for the Staff's decision to grant no-action relief under Rule 14a-8(i)(3) in *General Electric Co.* (avail. Jan. 26, 2009).

In fact, it is logical that a proposal having multiple reasonable interpretations is subject to exclusion under Rule 14a-8(i)(2) when one of these interpretations would cause the company to violate the law. To conclude otherwise would inappropriately reward the proponent, who is the party responsible for the proposal's lack of precision, for his or her inartful drafting.

B. Implementation Of The First Interpretation Of The Proposal Would Cause The Company To Violate State Law.

As discussed below, implementation of the first interpretation of the Proposal discussed in part I of this letter, above, would cause the Company to violate New York law because New York law does not allow shareholders the right to act by written consent on all matters that the "board is not in favor of."

Section 615(a) of the New York Business Corporation Law (the "NYBCL") mandates written consent for New York corporations and also permits corporations to adopt in their certificate of incorporation a modified standard for written consent:

> Whenever under this chapter shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon or, if the certificate of incorporation so permits, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Company's certificate of incorporation is silent on written consent, so Section 615(a)'s default standard of unanimous written consent currently applies to the Company. The Proposal's first sentence is a request that the Company adopt the modified standard that Section 615(a) permits.

The Proposal's second sentence asks for "written consent regarding issues that our board is not in favor of." Under the first interpretation discussed above, this sentence is contrary to

New York law because New York law requires the board to approve certain corporate actions before submitting the actions for shareholder vote. For example:

- Section 803(a) of the NYBCL states that an "[a]mendment or change of the certificate of incorporation may be authorized by vote of the board, followed by vote of a majority of all outstanding shares entitled to vote thereon."
- Section 902(a) provides that "[t]he board of each corporation proposing to participate in a merger or consolidation . . . shall adopt a plan of merger or consolidation." Then, Section 903(a) provides that "[t]he board of each constituent corporation, upon adopting such plan of merger or consolidation, shall submit such plan to a vote of shareholders."
- Section 909(a) provides that for the disposition of all or substantially all the assets of a corporation, "[t]he board shall authorize the [disposition] and direct its submission to a vote of shareholders."

Under the first interpretation of the Proposal, the Proposal instructs the Company to ignore these requirements. It explicitly seeks, without limitation or exception, "written consent regarding issues that our board is not in favor of."

The Proposal's instruction to allow shareholder consent even when the board is not in favor of the corporate action would require the Company and its Board, when confronting one of the corporate actions listed in the above bullet points, to ignore the statutory process that is required by the above sections of the NYBCL and submit for shareholder approval a corporate action despite its not first being authorized by the Board. However, allowing shareholder action on such matters would be a violation of the statutory provisions cited above that require board authorization prior to a shareholder vote. No provision of New York law permits these statutory requirements to be waived simply because the shareholder action is going to take place through written consent rather than through a vote at a shareholder meeting.

Furthermore, it would not be permissible for the Board simply to make a pro forma "authorization" of an action that it opposes so that the statutory process can technically be followed. Section 717(a) of the NYBCL requires a director to "perform his duties . . . in good faith and with that degree of care which an ordinarily prudent person in a like position would use under similar circumstances." Due to these fiduciary duties, a director who opposes one of the corporate actions listed in the bullet points above could not disregard his or her fiduciary duties and vote to "authorize" such a matter solely to enable shareholders to act on the matter through written consent. Case law covering Section 909(a) clarifies that "the board must itself *approve* the sale before formally submitting it to the shareholders" and must satisfy its fiduciary duties when doing so. *Patrick V. Allen*, 355 F.Supp.2d 704, 713 (S.D.N.Y. 2005) (emphasis added).

In addition to the violation of law that would occur if a consent solicitation were undertaken with respect to the actions discussed above, it also would be a violation of New York law even to include in the Company's certificate of incorporation provisions purporting to permit action by written consent on such matters. Section 801(a) of the NYBCL permits a corporation to amend its certificate of incorporation "in any and as many respects as may be desired, if such amendment contains only such provisions as might be lawfully contained in an original certificate of incorporation." An "original certificate of incorporation" is governed by Section 402(c), which prohibits a certificate of incorporation from containing provisions that are "inconsistent with [the NYBCL] or any other statute of this state." A certificate amendment purporting to authorize action by "written consent regarding issues that our board is not in favor of" would conflict with Sections 803(a), 902(a) and 909(a) of the NYBCL and would therefore be violative of Sections 801(a) and 402(c) of the NYBCL. *Cf. AlliedSignal, Inc.* (avail. Jan. 29, 1999) (concurring in the exclusion of a proposal to amend the company's bylaws in a way that would conflict with the company's certificate of incorporation).

This letter also serves as confirmation for purposes of Rules 14a-8(i)(2) and (j)(2)(iii) that, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that implementation of the first interpretation of the Proposal discussed above would cause the Company to violate the laws of the State of New York. Therefore, we believe that the Proposal may be omitted from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(2).

Staff precedent also indicates that the Company may exclude the Proposal. For example, a proposal in *AT&T Inc.* (avail. Feb. 12, 2010) sought a shareholder right to act by the written consent of a majority of shares outstanding. The proposal did not include a qualifier limiting this vote standard's applicability to those matters for which the standard was permissible under state law, and the company pointed out that state law required, as to some corporate matters, "the vote of stockholders representing greater than a majority of the outstanding shares." The Staff permitted the proposal to be excluded under Rule 14a-8(i)(2). Similarly, the Proposal's second sentence does not include a qualifier that limits its applicability to those corporate matters that do not have a statutory prerequisite of prior board approval.

Consistent with *AT&T* and the foregoing analysis and opinion, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because, Under A Reasonable Interpretation Of The Proposal, The Proposal Is Materially False Or Misleading.

As noted above, Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." For the reasons discussed below, under the Proposal's first interpretation discussed in part I, above, the Proposal is materially false and misleading and, therefore, is excludable under Rule 14a-8(i)(3).

In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. *See Wal-Mart Stores, Inc.* (avail Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products).

The Proposal is comparable to other proposals the Staff has concurred are excludable under Rule 14a-8(i)(3). For example, the proposal in *General Electric Co.* (avail. Jan. 6, 2009) requested that the Company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The Staff concurred that the proposal was false and misleading because the action requested in the proposal was based on the underlying assertion that the Company had plurality voting and allowed shareholders to "withhold" votes when in fact the Company had implemented majority voting in the election of directors and therefore did not provide a means for shareholders to "withhold" votes in the typical elections. Likewise, in *Duke Energy Corp.* (avail. Feb. 8, 2002), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the proposal misleadingly implied that the company had a nominating committee, when in fact it did not. *See also Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in exclusion of a proposal that misleadingly implied shareholders would be voting on the company's executive compensation policies); *Sara Lee Corp.* (avail. Sept. 11, 2006) (same); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion of a proposal that requested that the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

As in *General Electric Co.* and the other precedent cited above, the first interpretation of the Proposal, which is reasonable for the reasons discussed above, is premised on a flawed underlying assumption: that shareholders have the legal authority to act by written consent on actions that the board has not approved. As discussed above, New York law does not give shareholders such authority for some corporate actions, including amending the certificate of incorporation, mergers or consolidations, and the disposition of all or substantially all the assets of a corporation. Thus, the Proposal gives shareholders an illusory right; shareholders reading the Proposal will mistakenly believe that, upon implementation of the Proposal, they will be able to act by written consent notwithstanding any opposition to the matter by the board of directors, when in fact they will not be able to do so as to some corporate matters.

Because the Proposal is premised on a flawed underlying assumption and purports to give shareholders a right that in many cases state law does not permit them to have, we believe the Proposal is false and misleading in violation of Rule 14a-9 and that it, therefore, may be excluded under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Scott L. Bennett, the Company's Senior Vice President, Associate General Counsel and Secretary, at (212) 512-3998.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Scott L. Bennett, The McGraw-Hill Companies
John Chevedden
Kenneth Steiner

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Harold W. McGraw
Chairman of the Board
The McGraw-Hill Companies, Inc. (MHP)
1221 Ave of the Americas
New York NY 10020
Phone: 212 512-2564

Dear Mr. McGraw,

In support of the long-term performance of our company I submit my attached Rule 14a-8 proposal. This proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. The submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

11-2-2011
Date

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997
Fax: 614 759-3749

[MHP: Rule 14a-8 Proposal, November 18, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:

*** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

December 5, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date 12-5-11	# of pages ▶
To Scott Bennett	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-512-3997	Fax #	

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 1,500 shares of the security American Express (AXP), 3,100 shares of McGraw – Hill (MHP), 2,790 shares of Verizon Communications Inc. (VZ), and 1,200 shares of DOW Chemical (DOW) in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 03, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

The McGraw-Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

November 21, 2011

VIA FEDERAL EXPRESS AND E-MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On November 18, 2011, you submitted via email a shareholder proposal for inclusion in our 2012 proxy statement entitled: Shareholder Action by Written Consent.

As requested in the letter from Mr. Kenneth Steiner dated November 2, 2011 that accompanied your submission of the proposal, we are addressing this correspondence to you, rather than Mr. Steiner. We are also enclosing a copy of the applicable Securities and Exchange Commission ("SEC") provision, Rule 14a-8, and a copy of SEC Staff Legal Bulletin No. 14F for your reference.

Pursuant to Rule 14a-8(b), in order to be eligible to submit a proposal for consideration at McGraw-Hill's 2012 Annual Meeting, Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of the McGraw-Hill's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. In addition, Mr. Steiner must also continue to hold such securities through the date of the meeting.

This letter is intended to notify you that we have not received sufficient proof that Mr. Steiner has complied with the requirements of Rule 14a-8(b). We have searched our shareholder records, but are unable to find Mr. Steiner listed as a record holder of McGraw-Hill stock. We are therefore now requesting from you proof of Mr. Steiner's stockholdings, as required by Rule 14a-8(b) and as described above.

If Mr. Steiner is a McGraw-Hill stockholder of record, we apologize for not locating him in our own records. In such case, we will need for you to advise us precisely how the McGraw-Hill shares are listed on our records. If Mr. Steiner is not a registered stockholder, you must prove his eligibility to McGraw-Hill in one of two ways. The first way is to submit to McGraw-Hill a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time he submitted the proposal, he continuously held the requisite number of McGraw-Hill securities for at least one year. The second way to prove ownership applies only if he has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms), reflecting his ownership of the requisite number of McGraw-Hill shares as of or before the date on which the one-year eligibility period begins. If Mr. Steiner has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to McGraw-Hill (i) a copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (ii) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

If Mr. Steiner intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Mr. Steiner can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Steiner's broker or bank is a DTC participant, then he needs to submit a written statement from his broker or bank verifying that, as of the date the proposal was submitted, he continuously held the requisite number of McGraw-Hill shares for at least one year.

(2) If Mr. Steiner's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the proposal was submitted, he continuously held the requisite number of McGraw-Hill shares for at least one year. Mr. Steiner should be able to find out the identity of the DTC participant by asking his broker or bank. If Mr. Steiner's broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on his account statements will generally be a DTC participant. If the DTC participant that holds Mr. Steiner's shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then Mr. Steiner needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from Mr. Steiner's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Please note that your response, including the required documentation of ownership, should be sent directly to my attention and must be postmarked or transmitted electronically within 14 calendar days of the date you receive this request, and that McGraw-Hill reserves the right to exclude the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

Scott L. Bennett

Scott L. Bennett

Enclosures

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

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